Exhibit 99.1

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

Independent Auditor's Report

To the Members and Management of Gulf LNG Holdings Group, LLC:

We have audited the accompanying consolidated financial statements of Gulf LNG Holdings Group, LLC (the "Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2015 and 2014, and the related consolidated statements of income and comprehensive income, of members’ equity and of cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/PricewaterhouseCoopers LLP

Houston, Texas

February 26, 2016

1

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousands)

	Year Ended December 31,
	2015	2014	2013
Revenues	$186,498	$186,243	$186,090

Operating Costs and Expenses
Operations and maintenance	7,483	7,627	7,365
Depreciation and amortization	35,140	35,024	35,007
General and administrative	6,593	6,875	6,740
Taxes, other than income taxes	7,163	7,217	7,034
Total Operating Costs and Expenses	56,379	56,743	56,146

Operating Income	130,119	129,500	129,944

Other Income (Expense)
Interest, net	(32,876)	(33,438)	(34,754)
Affiliate interest, net	—	—	(295)
Other, net	(2)	—	—
Total Other Income (Expense)	(32,878)	(33,438)	(35,049)

Net Income	97,241	96,062	94,895

Other Comprehensive Income (Loss)
Change in fair value of derivatives utilized for hedging purposes	(11,307)	(22,368)	22,408
Reclassification of change in fair value of derivatives to net income	20,450	20,968	21,428
Total Other Comprehensive Income (Loss)	9,143	(1,400)	43,836
Comprehensive Income	$106,384	$94,662	$138,731

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands)

	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$3,791	$9,402
Accounts receivable	2,382	1,671
Prepayments	1,350	1,464
Total current assets	7,523	12,537

Property, plant and equipment, net	889,655	918,327
Deferred charges and other assets	—	7
Total Assets	$897,178	$930,871

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Current portion of debt	$41,002	$38,761
Accounts payable	824	6,262
Fair value of derivative contracts	15,738	18,323
Accrued taxes, other than income taxes	7,166	7,232
Deferred revenues	13,862	13,862
Other current liabilities	1,378	1,378
Total current liabilities	79,970	85,818

Long-term liabilities and deferred credits
Long-term debt, net of debt issuance costs	636,568	676,270
Fair value of derivative contracts	36,295	41,649
Other long-term liabilities and deferred credits	6,063	6,836
Total long-term liabilities and deferred credits	678,926	724,755
Total Liabilities	758,896	810,573

Commitments and contingencies (Notes 2, 4 and 7)
Members' Equity
Members’ equity	221,311	212,470
Accumulated other comprehensive loss	(83,029)	(92,172)
Total Members’ Equity	138,282	120,298
Total Liabilities and Members’ Equity	$897,178	$930,871

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2015	2014	2013
Cash Flows From Operating Activities
Net income	$97,241	$96,062	$94,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,140	35,024	35,007
Amortization of debt issuance costs	1,300	1,324	1,368
Other non-cash items	1,734	1,848	1,799
Changes in components of working capital:
Accounts receivable	(534)	261	927
Accounts payable	(5,221)	1,557	3,839
Accrued taxes, other than income taxes	(66)	(232)	(1,049)
Other current assets and liabilities	(1,620)	(3,614)	(1,655)
Other long-term assets and liabilities	(766)	2,381	(2,495)
Net Cash Provided by Operating Activities	127,208	134,611	132,636

Cash Flows From Investing Activities
Capital expenditures	(5,658)	(12,738)	(1,229)
Net Cash Used in Investing Activities	(5,658)	(12,738)	(1,229)

Cash Flows From Financing Activities
Payments of debt	(38,761)	(36,686)	(35,607)
Repayments of notes payable to affiliate	—	—	(9,836)
Contributions from Members	3,500	11,600	750
Distributions to Members	(91,900)	(93,000)	(92,169)
Net Cash Used in Financing Activities	(127,161)	(118,086)	(136,862)

Net (Decrease) Increase in Cash and Cash Equivalents	(5,611)	3,787	(5,455)
Cash and Cash Equivalents, beginning of period	9,402	5,615	11,070
Cash and Cash Equivalents, end of period	$3,791	$9,402	$5,615

Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$31,242	$31,720	$33,353

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY

(In Thousands)

	Year Ended December 31,
	2015	2014	2013
Beginning Balance	$120,298	$107,036	$59,724
Net income	97,241	96,062	94,895
Contributions	3,500	11,600	750
Distributions	(91,900)	(93,000)	(92,169)
Other comprehensive income (loss)	9,143	(1,400)	43,836
Ending Balance	$138,282	$120,298	$107,036

The accompanying notes are an integral part of these consolidated financial statements.

GULF LNG HOLDINGS GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

We are a Delaware limited liability company, formed on March 7, 2007. When we refer to “us,” “we,” “our,” “ours,” “the Company,” or “Holdings,” we are describing Gulf LNG Holdings Group, LLC.

The member interests in us are as follows:

•	20% - Subsidiaries of Lightfoot Capital Partners, LP which is partially owned by GE Energy Financial Services;
•	30% - Thunderbird LNG LLC, which is partially owned and controlled by GSO Capital Partners, a wholly owned subsidiary of The Blackstone Group, LP; and
•	50% - Southern Gulf LNG Company, LLC (Southern GLNG), an indirect subsidiary of Kinder Morgan, Inc. (KMI).

Prior to January 1, 2015, Southern GLNG was wholly owned by El Paso Pipeline Partners, L.P. (EPB), a master limited partnership indirectly controlled by KMI. On January 1, 2015, EPB merged with and into Kinder Morgan Energy Partners, L.P. (KMP), with KMP surviving the merger. As a result of such merger, Southern GLNG became a direct, wholly owned subsidiary of KMP.

In May 2014, the Federal Energy Regulatory Commission (FERC) accepted a request by our wholly-owned subsidiary, Gulf LNG Liquefaction Company, LLC (GLLC), to begin the environmental review process for a project to install LNG liquefaction and export facilities at our existing LNG regasification terminal. GLLC is in discussions with several parties regarding potential long-term liquefaction agreements. GLLC has substantially completed its work on a FERC-FEED (Front-End Engineering and Design) study and filed its FERC application on June 19, 2015. The proposed project, which already has Free Trade Agreement (FTA) LNG export authority, would provide up to 11.5 million tonnes per year of total LNG export capacity. An application to export to non-FTA countries is pending. Subject to obtaining sufficient commitments from potential customers and regulatory approval, construction could begin in the first or second quarter 2017, with initial exports of LNG occurring in mid 2021. Our investment in this project as of December 31, 2015 was approximately $16.1 million. To the extent the project does not obtain sufficient commitments from customers, this could result in an impairment of this investment.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our accompanying consolidated financial statements in accordance with the accounting principles contained in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification, the single source of United States Generally Accepted Accounting Principles (GAAP) and referred to in this report as the Codification. Additionally, certain amounts from prior years have been reclassified to conform to the current presentation.

Management has evaluated subsequent events through February 26, 2016, the date our financial statements were available to be issued.

Principles of Consolidation

We consolidate entities when we have the ability to control or direct the operating and financial decisions of the entity or when we have a significant interest in the entity that gives us the ability to direct the activities that are significant to that entity. The determination of our ability to control, direct or exert significant influence over an entity involves the use of judgment. All significant intercompany items have been eliminated in consolidation.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values or conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for assets and liabilities, our revenues and expenses during the reporting period, and our disclosures, including as it relates to contingent assets and liabilities at the date of our financial statements. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

In addition, we believe that certain accounting policies are of more significance in our financial statement preparation process than others, and set out below are the principal accounting policies we apply in preparation of our consolidated financial statements.

Cash Equivalents

We define cash equivalents as all highly liquid short-term investments with original maturities of three months or less.

Accounts Receivable, net

We establish provisions for losses on accounts receivable due from customers if we determine that we will not collect all or part of the outstanding balance. We regularly review collectability and establish or adjust our allowance as necessary using the specific identification method. We had no allowance for doubtful accounts as of December 31, 2015 and 2014.

Property, Plant and Equipment, net

Our property, plant and equipment, is recorded at its original cost of construction. For constructed assets, we capitalize all construction-related direct labor and materials costs, as well as indirect construction costs. Our indirect construction costs primarily include interest and labor and related costs associated with supporting construction activities. We capitalize major units of property replacements or improvements and expense minor items.

We use the composite method to depreciate our property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. When primary property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original costs of the assets in addition to the costs to remove, sell or dispose of the assets, less their salvage value. We do not recognize gains or losses upon normal retirement of assets under the composite depreciation method.

Asset Retirement Obligations (ARO)

We record liabilities for obligations related to the retirement and removal of long-lived assets used in our businesses. We record, as liabilities, the fair value of ARO on a discounted basis when they are incurred and can be reasonably estimated, which is typically at the time the assets are installed or acquired. Amounts recorded for the related assets are increased by the amount of these obligations. Over time, the liabilities increase due to the change in their present value, and the initial capitalized costs are depreciated over the useful lives of the related assets. The liabilities are eventually extinguished when the asset is taken out of service.

We are required to operate and maintain our storage facilities and intend to do so as long as supply and demand for natural gas exists, which we expect for the foreseeable future. Therefore, we believe that we cannot reasonably estimate the ARO for the substantial majority of our assets because these assets have indeterminate lives. We continue to evaluate our ARO and future developments could impact the amounts we record. We had no recorded ARO as of December 31, 2015 and 2014.

Asset Impairments

We evaluate our assets for impairment when events or circumstances indicate that their carrying values may not be recovered. These events include changes in the manner in which we intend to use a long-lived asset, decisions to sell an asset and adverse changes in market conditions or in the legal or business environment such as adverse actions by regulators. If an event occurs, which is a determination that involves judgment, we evaluate the recoverability of the carrying value of our long-lived assets based on the long-lived asset’s ability to generate future cash flows on an undiscounted basis. If an impairment is indicated, or if we decide to sell a long-lived asset or group of assets, we adjust the carrying value of the asset downward, if necessary, to its estimated fair value.

Our fair value estimates are generally based on assumptions market participants would use, including market data obtained through the sales process or an analysis of expected discounted future cash flows. There were no impairments for the years ended December 31, 2015 and 2014.

Revenue Recognition

Our revenues are generated from receiving, storage and regasification services. Revenues for these services are based on the thermal quantity of LNG subscribed at a price specified in the contract. We recognize reservation revenues on firm contracted capacity ratably over the contract period regardless of the amount of LNG that is delivered, stored or regasified. We may also generate revenues from certain volumetric-based services and fuel retainage. We record revenues for these additional services based on receipts of LNG and regasification activity. Pursuant to our long-term agreements with certain customers, we bill the contracted reservation charges one month in advance of the actual service being rendered and record such as “Deferred revenues” on our accompanying Consolidated Balance Sheets.

For each of the years ended December 31, 2015, 2014 and 2013, revenues from our two largest non-affiliate customers were approximately $105,998,000 and $80,500,000, $105,853,000 and $80,390,000 and $105,766,000 and $80,324,000, respectively, each of which exceeded 10% of our operating revenues.

Environmental Matters

We capitalize or expense, as appropriate, environmental expenditures. We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as part of the construction. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable.

We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us, and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable.

We are subject to environmental cleanup and enforcement actions from time to time. In particular, Comprehensive Environmental Response, Compensation and Liability Act generally imposes joint and several liability for cleanup and enforcement costs on current and predecessor owners and operators of a site, among others, without regard to fault or the legality of the original conduct, subject to the right of a liable party to establish a “reasonable basis” for apportionment of costs. Our operations are also subject to federal, state and local laws and regulations relating to protection of the environment. Although we believe our operations are in substantial compliance with applicable environmental law and regulations, risks of additional costs and liabilities are inherent in our operations, and there can be no assurance that we will not incur significant costs and liabilities. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies under the terms of authority of those laws, and claims for damages to property or persons resulting from our operations, could result in substantial costs and liabilities to us.

Although it is not possible to predict the ultimate outcomes, we believe that the resolution of the environmental matters, and other matters to which we and our subsidiaries are a party, will not have a material adverse effect on our business, financial position, results of operations or cash flows. As of December 31, 2015 and 2014, we had no reserves for environmental matters.

Legal Matters

We are party to various legal, regulatory and other matters arising from the day-to-day operations of our businesses that may result in claims against the Company. Although no assurance can be given, we believe, based on our experiences to date and taking into account established reserves, that the ultimate resolution of such items will not have a material adverse impact on our business, financial position, results of operations or cash flows. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend the Company. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such contingencies based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. We disclose contingencies where an adverse outcome may be material, or in the judgment of management, we conclude the matter should otherwise be disclosed.

As of December 31, 2015 and 2014, we had no pending legal matters and no reserves for legal proceedings.

Other Contingencies

We recognize liabilities for other contingencies when we have an exposure that indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Where the most likely outcome of a contingency can be reasonably estimated, we accrue an undiscounted liability for that amount. Where the most likely outcome cannot be estimated, a range of potential losses is established and if no one amount in that range is more likely than any other, the low end of the range is accrued.

Income Taxes

We are a limited liability company and are not subject to federal income taxes or state income taxes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements. The tax effects of our activities accrue to our members who report on their individual federal income tax returns their share of revenues and expenses.

Interest Rate Risk Management Activities

We use derivatives to hedge the interest rate exposure on our long-term debt. We record derivatives that qualify for hedge accounting at their fair value with an offsetting amount recorded in “Accumulated other comprehensive loss” in our accompanying Consolidated Balance Sheets. This is done to the extent the derivatives are effective, or to the extent that changes in the derivatives’ value offset changes in the value of the item being hedged. To the extent these changes do not offset one another, or to the extent the derivative is ineffective, value changes are recorded in earnings. At the time we enter into a derivative contract, we formally document the relationship between the derivative and the hedged item. For more information on our price risk management activities, see Note 6.

3. Property, Plant and Equipment, net

Our property, plant and equipment, net consisted of the following (in thousands, except for %):

		December 31,
	Annual Depreciation Rates %	2015	2014
LNG terminal and storage facilities	3.33	$1,013,457	$1,013,156
Other	7.77 - 20.0	4,273	767
Accumulated depreciation and amortization(a)		(144,187)	(110,250)
		873,543	903,673
Construction work in progress		16,112	14,654
Property, plant and equipment, net		$889,655	$918,327

_______________

(a)	The composite weighted average depreciation rate for each of the years ended December 31, 2015 and 2014 was approximately 3.3%.

4. Debt

We classify our debt based on the contractual maturity dates of the underlying debt instruments. We defer costs associated with debt issuance over the applicable term. These costs are then amortized as interest expense on our accompanying Consolidated Statements of Income and Comprehensive Income.

The following table summarizes the net carrying value of our outstanding debt (in thousands):

	December 31,
	2015	2014
Credit facility, variable, due October 2021(a)	$684,916	$723,677
Less: Debt issuance costs	7,346	8,646
Total debt	677,570	715,031
Less: Current portion of debt	41,002	38,761
Total long-term debt	$636,568	$676,270

____________

(a)

In February 2008, we entered into a $870,000,000 credit agreement maturing on October 2021 with a syndication of banks in order to partially fund the construction of our LNG facilities. The variable interest rate is LIBOR plus 1.5% and we incur fees on the letter of credit (the LC Availability Fee of 1.25% and the LC Fronting Fee of 0.125%). Principal, interest and commitment fees are paid at the end of each quarter in accordance with the credit agreement. Our credit facility is collateralized by our assets.

Maturities of Debt

The scheduled maturities of the outstanding debt balances, excluding debt issuance costs as of December 31, 2015, are summarized as follows (in thousands):

Year	Total
2016	$41,002
2017	44,073
2018	47,227
2019	50,796
2020	54,780
Thereafter	447,038
Total	$684,916

Debt Covenants

The credit agreement requires us to maintain a debt service reserve amount equal to six months of interest and principal payments. In October 2011, we entered into a $40,000,000 letter of credit with RBS to satisfy our debt service reserve amount under our credit agreement. The agreement also requires a debt service coverage ratio to be greater than 1.15:1.00. As of December 31, 2015 and 2014, we were in compliance with our credit agreement related covenants.

5. Related Party Transactions

Affiliate Agreement

Pursuant to the operation and maintenance agreement, Southern GLNG operates and maintains our facilities as well as certain other commercial, administrative and other services as identified in the operating agreement. We reimburse Southern GLNG for internal, overhead and third party costs under this agreement. During each of the years ended December 31, 2015, 2014 and 2013, we paid approximately $17,180,000, $11,351,000 and $11,446,000, respectively, under this agreement.

Other Affiliate Balances

We enter into transactions with our affiliates within the ordinary course of business and the services are based on the same terms as non-affiliates.

The following table summarizes our balance sheet affiliate balances (in thousands):

	December 31,
	2015	2014
Accounts receivable	$702	$12
Accounts payable	53	4,749

Other Affiliate Transaction

KMI has agreed to indemnify us with respect to a proportionate 50% share of our approximately $684,916,000 in outstanding debt as of December 31, 2015. KMI would be obligated to perform under this indemnity only if we are unable, and our assets were insufficient, to satisfy our obligations.

6. Fair Value and Risk Management

The following table reflects the carrying amount and estimated fair value of our outstanding debt balances (in thousands):

	As of December 31,
	2015		2014
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Total debt	$677,570	$637,794	$715,031	$732,072

As of December 31, 2015 and 2014, our financial instruments measured at fair value on a recurring basis consist of our interest rate swaps. We separate the fair values of our financial instruments into levels based on our assessment of the availability of observable market data and the significance of non-observable data used to determine the estimated fair value. We estimated the fair values of our interest rate derivatives and long-term debt primarily based on quoted market prices for the same or similar issues, a Level 2 fair value measurement. Our assessment and classification of an instrument within a level can change over time based on the maturity or liquidity of the instrument and this change would be reflected at the end of the period in which the change occurs. During the years ended December 31, 2015 and 2014, there were no changes to the inputs and valuation techniques used to measure fair value or the levels in which they were classified.

Interest Rate Derivatives

We have long-term debt with a variable interest rate that exposes us to changes in market-based interest rates. We use interest rate swaps to convert the variable rates on a portion of long-term debt to fixed rates. We have entered into a series of interest rate swaps converting the interest on approximately $556,400,000 of our debt from variable rates to a weighted average fixed rate of approximately 3.7%. Payments on the swap arrangements are made at the end of each quarter, consistent with the interest payments on the credit facility as discussed in Note 4.

Our derivatives are designated as cash flow hedges and impact our expenses based on the nature and timing of the transaction that they hedge. Changes in the fair value of our derivatives are deferred in “Accumulated other comprehensive loss” in our accompanying Consolidated Balance Sheets to the extent they are effective and then recognized in earnings when the hedged transactions occur. As of December 31, 2015 and 2014, our fair value of derivatives balances were $52,032,000 and $59,972,000, respectively. Ineffectiveness related to our hedges is recognized in earnings as it occurs. There was no ineffectiveness recognized during the years ended December 31, 2015, 2014 and 2013.

As of December 31, 2015 and 2014, the fair values of our interest rate derivatives designated as cash flow hedges were presented on a gross basis on our accompanying Consolidated Balance Sheets. If we had elected to net derivative contracts subject to counterparty contracts where we have the rights of offset, there would have been no impact as of December 31, 2015 and December 31, 2014. As of both December 31, 2015 and 2014, we classified approximately $15,738,000 and $18,323,000, respectively, as current liabilities on our accompanying Consolidated Balance Sheets. During each of the years ended December 31, 2015, 2014 and 2013, we reclassified approximately $19,246,000, $19,764,000 and $20,224,000, respectively, from “Accumulated other comprehensive loss” into “Interest, net” on our accompanying Consolidated Statements of Income and Comprehensive Income. We anticipate that approximately $15,738,000 will be reclassified from “Accumulated other comprehensive loss” to “Interest, net” on our accompanying Consolidated Statement of Income and Comprehensive Income during the next twelve months.

As of December 31, 2015 and 2014, our “Accumulated other comprehensive loss” includes $30,997,000 and $32,200,000, respectively, of capitalized interest rate swap settlements applicable to the pre-operational construction period. This loss will be reclassified in “Depreciation and amortization” on our accompanying Consolidated Statements of Income and Comprehensive Income over the life of the related property, plant and equipment. During each of the years ended December 31, 2015, 2014 and 2013, we reclassified approximately $1,204,000 in “Depreciation and amortization” on our accompanying Consolidated Statements of Income and Comprehensive Income. We anticipate that approximately $1,204,000 will be reclassified from “Accumulated other comprehensive loss” to “Depreciation and amortization” on our accompanying Consolidated Statement of Income and Comprehensive Income during the next twelve months.

7. Commitments

Operating Leases

We lease property and facilities under various operating leases. Our primary commitment under operating leases is the lease of the property in Pascagoula, Mississippi which is the site of our LNG facilities. This lease will expire in October 2036 with an option to extend the lease for five consecutive terms and ending no later than October 2079. Future minimum annual rental commitments under our operating leases as of December 31, 2015, were as follows (in thousands):

Year	Total
2016	$1,000
2017	1,000
2018	1,000
2019	1,000
2020	1,000
Thereafter	16,000
Total	$21,000

Rental expense on our lease obligations for each of the years ended December 31, 2015, 2014 and 2013 was approximately $924,000 and is reflected in “Operations and maintenance” on our accompanying Consolidated Statements of Income and Comprehensive Income.

Other

At December 31, 2015 and 2014, we had approximately $4,804,000 and $5,953,000, respectively, in contractual obligations related to commitments under agreements to compensate certain former employees. We recorded these obligations as other current and long-term liabilities on our accompanying Consolidated Balance Sheets.

8. Recent Accounting Pronouncements

Accounting Standards Update (ASU) No. 2014-09

On May 28, 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This ASU is designed to create greater comparability for financial statement users across industries and jurisdictions. The provisions of ASU No. 2014-09 include a five-step process by which entities will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the payment to which an entity expects to be entitled in exchange for those goods or services. The standard also will require enhanced disclosures, provide more comprehensive guidance for transactions such as service revenue and contract modifications, and enhance guidance for multiple-element arrangements. ASU No. 2014-09 will be effective for us January 1, 2018. Early adoption is permitted for the interim periods within the adoption year. We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition and assessing the timing of our adoption.